EXHIBIT (j)(1)

Consent of Independent Registered Public Accounting Firm

The Shareholders, Board of Trustees, and Board of Directors

Calvert Social Investment Fund, The Calvert Fund, and Calvert Impact Fund, Inc.

We consent to the use of our report dated November 20, 2019, with respect to the financial statements of Calvert Bond Fund, a series of Calvert Social Investment Fund, Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, and Calvert High Yield Bond Fund, each a series of The Calvert Fund, and Calvert Green Bond Fund, a series of Calvert Impact Fund Inc., incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, PA

January 27, 2020